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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    531918209
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Allianz Life Insurance Company of North America       41-1366075
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS
              WC, AF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                        [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
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                             7              SOLE VOTING POWER

                NUMBER OF                     5,699,118 (1)
                 SHARES      -------------------------------------------------
              BENEFICIALLY   8             SHARED VOTING POWER
                OWNED BY                      1,692,431 (2)
                  EACH       -------------------------------------------------
                REPORTING    9           SOLE DISPOSITIVE POWER
                 PERSON                       5,699,118 (1)
                  WITH       -------------------------------------------------
                             10         SHARED DISPOSITIVE POWER
                                                    0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,699,118 (1)(3)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
              (1)(3)
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8% (based on 23,920,839 shares outstanding on
                     March 31, 1999)(1)
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14  TYPE OF REPORTING PERSON*
          IC, CO
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(1)    Does not include direct purchases over the next five years of newly issued Common Stock from the Issuer pursuant to the Stock Purchase Agreement.
(2) Indicates shares of Common Stock held as of February 12, 1999 (as reported in the Issuer's Definitive Proxy Statement filed as of March 18,

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       1999) by officers of the Issuer that are parties to the voting agreements described under Item 5(b) herein.

(3) No statement contained herein shall be construed as an admission of beneficial ownership of the shares of Common Stock subject to the voting agreements described under Item 5(b) herein.


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                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 9 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value ("Common Stock"), of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

         This amendment reflects the execution of an agreement and plan of merger for the acquisition of the Issuer by Allianz as described below.

Item 2 Identity and Background.

         Allianz is a wholly owned subsidiary of Allianz of America, Inc. ("AZOA"). Allianz Aktiengesellschaft (formerly known as Allianz
Aktiengesellschaft Holding, "AZ AG") holds 90% of the voting securities of AZOA.

Item 3 Source and Amount of Funds or Other Consideration.

         On May 17, 1999, the Issuer, Allianz and Nova New Co., a Minnesota corporation and a wholly owned subsidiary of Allianz ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"). As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Allianz and the outstanding shares of the Issuer's common stock at the time of the Merger (other than shares owned by the Issuer or its subsidiaries or by Allianz and shareholders who exercise their dissenter's rights) will be converted into the right to receive $20.75 per share in cash (the "Merger Consideration"). All options for shares of Common Stock under the stock option plans of the Issuer which are outstanding immediately prior to the "Effective Time" (as defined in the Merger Agreement) ("Options") shall, pursuant to the Merger Agreement, become immediately exerciseable in full and shall be canceled and the holders thereof shall have the right to receive an amount of cash equal to the result of (x) the Merger Consideration such holder would have received had each such holder's Options been exercised immediately prior to the Effective Time less (y) the exercise price of such Options. At the close of business on March 31, 1999, 5,695,790 shares of Common Stock were reserved for issuance pursuant to outstanding options under the stock option plans of the Issuer.

         Reference is made to Exhibit No. 1 for the complete terms of the Merger Agreement and the Merger.

         Based on 18,221,721 shares of Common Stock outstanding and held by stockholders of the Issuer other than Allianz as of March 31, 1999, the


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aggregate Merger Consideration to be paid by Allianz at the consummation of the Merger is approximately $378,100,000 (together with payments to be made to holders of Options, the "Purchase Price"). Allianz intends to finance the Purchase Price by working capital funds of Allianz and a capital contribution from AZOA.

Item 4 Purpose of Transaction.

         As a result of the Merger, the Issuer will become a wholly owned subsidiary of Allianz and the outstanding shares of the Issuer's common stock at the time of the Merger (other than shares owned by the Issuer or its subsidiaries or by Allianz and shareholders who exercise their dissenter's rights) will be converted into the right to receive the Merger Consideration.

         The purpose of the transaction is to acquire, pursuant to the terms of the Merger Agreement, one hundred percent (100%) ownership of the Issuer. At the Effective Time, the Articles of Incorporation and By-Laws of the Issuer shall be amended as provided under the Merger Agreement. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the "Surviving Corporation" (as defined in the Merger Agreement).

         Reference is made to Exhibit No. 1 for the complete terms of the Merger Agreement and the Merger.

Item 5 Interest in Securities of the Issuer.

         (a) As of the close of business on May 17, 1999, Allianz beneficially owned 5,699,118 shares of Common Stock or approximately 23.8% of the outstanding shares of Common Stock (based on 23,920,839 shares outstanding on March 31, 1999). No statement contained herein shall be construed as an admission of beneficial ownership of the shares subject to the voting agreements described under Item 5(b) herein.

         (b) In connection with the transaction contemplated by the Merger Agreement, Allianz requested and the Issuer's five senior executives (Robert W. MacDonald, Daniel J. Rourke, Donald J. Urban, Margery G. Hughes and Mark A. Zesbaugh) agreed to vote their shares of Common Stock in favor of the Merger pursuant to separate agreements with Allianz (the "Voting Agreements"). Pursuant to their terms, the Voting Agreements terminate upon the earliest to occur of
(i) the Effective Time, (ii) termination of the Merger Agreement or (iii) May 17, 2000. Reference is made to Exhibits Nos. 2 through 6 for the complete terms of the Voting Agreements. As of February 12, 1999 and as reported in the Issuer's Definitive Proxy Statement filed as of March 18, 1999, the aggregate number of shares of Common Stock beneficially owned by each of Messrs. MacDonald, Rourke, Urban and Zesbaugh and Ms. Hughes was 1,692,431 shares.


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         The principal occupation or employment of each of Messrs. MacDonald,
Rourke, Urban and Zesbaugh and Ms. Hughes is as follows:

         Robert W. MacDonald
         Chairman and Chief Executive Officer of Life USA Holding, Inc.

         Daniel J. Rourke
         Senior Vice President of Life USA Holding, Inc.

         Donald J. Urban
         Senior Vice President of Life USA Holding, Inc.

         Mark A. Zesbaugh
         Executive Vice President and Chief Financial Officer of Life USA Holding, Inc.

         Margery G. Hughes
         President and Chief Operating Officer of Life USA Holding, Inc.

         Each of the above named individuals is a citizen of the United States. The business address of each of the above named individuals and of Life USA Holding, Inc. is as follows:

         Life USA Holding, Inc.
         700 Interchange Building North
         300 South Highway 169
         Minneapolis, Minnesota 55425

         To the best of Allianz' knowledge, during the last five years none of Messrs. MacDonald, Rourke, Urban and Zesbaugh and Ms. Hughes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         As of March 31, 1999, the Issuer had 23,920,839 shares of Common Stock outstanding. As of the close of business on May 17, 1999, Allianz owned 5,699,118 shares of the Issuer's Common Stock.

         As described under Item 3 above, on May 17, 1999, the Issuer, Allianz and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer. As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Allianz and the outstanding shares of the Issuer's Common Stock at the time of the Merger (other than shares owned by the Issuer or its subsidiaries or by Allianz and


                                       -6-
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shareholders who exercise their dissenter's rights) will be converted into the right to receive the Merger Consideration.

         Consummation of the Merger is subject to receipt of the requisite regulatory approvals, approval by the Issuer's shareholders and other customary closing conditions. Furthermore, either the Issuer or Allianz may terminate the Merger Agreement prior to June 8 if the Issuer shall have received (i) the written opinion of a nationally recognized investment bank that, as of the date of the Merger Agreement, the Merger Consideration is unfair to the Issuer's stockholders from a financial point of view, or (ii) a written statement from a nationally recognized investment bank that it is not able to render an opinion that, as of the date of the Merger Agreement, the Merger Consideration is fair to the Issuer's stockholders from a financial point of view. Allianz may also terminate the Merger Agreement on or prior to June 1, 1999 if the Merger Agreement and the consummation of the transactions contemplated thereunder shall not have been duly approved by the Board of Management of AZ AG.

         Reference is made to Exhibit No. 1 for the complete terms of the Merger Agreement.

         As described under Item 5, in connection with the transaction contemplated by the Merger Agreement, Allianz requested and Messrs. MacDonald, Rourke, Urban and Zesbaugh and Ms. Hughes agreed to vote their shares of Common Stock in favor of the Merger pursuant to the Voting Agreements. Reference is made to Exhibits Nos. 2 through 6 for the complete terms of the Voting Agreements. As of February 12, 1999 and as reported in the Issuer's Definitive Proxy Statement filed as of March 18, 1999, the aggregate number of shares of Common Stock beneficially owned by each of Messrs. MacDonald, Rourke, Urban and Zesbaugh and Ms. Hughes was 1,692,431 shares. In addition, the employment agreements for Messrs. MacDonald, Urban and Zesbaugh and Ms. Hughes were amended to confirm that the transactions contemplated by the Merger Agreement would not constitute a change of control under their respective employment agreement with the Issuer. Reference is made to Exhibits Nos. 7 through 10 for the complete terms of these amendments.

         Pursuant to the terms of the Merger Agreement, notwithstanding the provisions of Section 11.2(c) of the Stock Purchase Agreement (which places certain restrictions on Allianz's ability to vote its shares of Common Stock), from the date of the Merger Agreement until the earlier to occur of (i) the Effective Time, or (ii) termination of the Merger Agreement, Allianz may vote any shares of Common Stock it holds in any and all matters presented to the stockholders of the Issuer, may solicit proxies and may attempt to influence the vote of other stockholders of the Issuer as Allianz deems appropriate. Furthermore, pursuant to the terms of the Merger Agreement, none of the execution or performance of the Merger Agreement, the execution or performance of the Voting Agreements, or the consummation of the transactions contemplated by the Merger Agreement by the Issuer and its subsidiaries or by Allianz and its subsidiaries shall constitute a breach or other default of the terms of the Stock Purchase Agreement.

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         The term "Stock Purchase Agreement" refers to the Stock Purchase
Agreement, as so amended.

Item 7   Material to be filed as Exhibits.

   Exhibit No.    Description
   -----------    -----------

         1 Agreement and Plan of Merger, dated as of May 17, 1999, by and among Life USA Holding, Inc., Allianz Life Insurance Company of North America and Nova New Co. (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

         2 Voting Agreement, dated as of May 17, 1999, by and between Allianz Life Insurance Company of North America and Robert W. Macdonald (Incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

         3 Voting Agreement, dated as of May 17, 1999, by and between Allianz Life Insurance Company of North America and Daniel J. Rourke (Incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

         4 Voting Agreement, dated as of May 17, 1999, by and between Allianz Life Insurance Company of North America and Donald J. Urban (Incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

         5 Voting Agreement, dated as of May 17, 1999, by and between Allianz Life Insurance Company of North America and Margery G. Hughes (Incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

         6 Voting Agreement, dated as of May 17, 1999, by and between Allianz Life Insurance Company of North America and Mark A. Zesbaugh (Incorporated by reference to Exhibit 10.9 to the Issuer's Current Report on Form 8-K, filed May 19, 1999).

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         7        Amendment No. 1 to Employment Agreement, dated as of May 17,
                  1999, by and between the Issuer and Robert W. MacDonald (Incorporated by reference to Exhibit 10.1 to Issuer's Current report on Form 8-K, filed May 19, 1999).

         8 Amendment No. 1 to Employment Agreement, dated as of May 17, 1999, by and between the Issuer and Donald J. Urban (Incorporated by reference to Exhibit 10.2 to Issuer's Current report on Form 8-K, filed May 19, 1999).

         9 Amendment No. 1 to Amended and Restated Employment Agreement, dated as of May 17, 1999 by and between the issuer and Margery
                  G. Hughes (Incorporated by reference to Exhibit 10.3 to Issuer's Current Report on Form 8-K, filed May 19, 1999).

         10 Amendment No. 1 to Amended and Restated Employment Agreement, dated as of May 17, 1999 by and between the issuer and Mark A. Zesbaugh (Incorporated by reference to Exhibit 10.4 to Issuer's Current Report on Form 8- K, filed May 19, 1999).




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Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date: May 19, 1999

                                   ALLIANZ LIFE INSURANCE COMPANY OF
                                      NORTH AMERICA



                                   By /s/ Michael T. Westermeyer
                                      --------------------------------
                                      Michael T. Westermeyer
                                      Vice President, Corporate Legal Officer
                                         and Secretary




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